Exhibit 4.5

Consent of Independent Auditors

We consent to the use in the Amendment No.1 to the Registration Statement No. 333-222554 on Form F-80 ("Registration Statement") of MTY Food Group Inc. (the "Company") of our report dated February 15, 2018 related to the consolidated financial statements of the Company as at and for the years ended November 30, 2017 and 2016, appearing in the Notice of special meeting of shareholders and Management Information Circular of Imvescor Restaurant Group Inc. ("Circular"), which is part of the Registration Statement, and to the reference to us under the heading "Auditor, transfer agent and registrar" in such Circular.

/s/ Deloitte LLP 1

Montreal, Canada
February 15, 2018

[1] CPA auditor, CA, public accountancy permit No. All0972

Member of Deloitte Touche Tohmatsu Limited